UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44509

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Globalink Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3452 East Foothill Boulevard, Suite 1040
(No. and Street)

Pasadena	California	91107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Junhua Liao	626-964-5966	michael.liao@globalinkusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Globalink Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2023

Table of Contents

OATH OR AFFIRMATION

I, Michael Junhua Liao _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Globalink Securities, Inc. _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President/CEO

Notary Public *MICHAEL CHU* 3/21/2024



MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2334712
My Comm. Expires Oct 2, 2024

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On MARCH 21, 2024 before me, MICHAEL CHU, NOTARY PUBLIC
Date *Here Insert Name and Title of the Officer*

personally appeared — MICHAEL JUNHUA LIAO —
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2334712
My Comm. Expires Oct 2, 2024

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Reports Form X-17A-5 part III
Document Date: ____________ Number of Pages: ____________
Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer – Title(s): ____________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer – Title(s): ____________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer is Representing: ____________

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of GlobaLink Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of GlobaLink Securities, Inc. as of December 31, 2023, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of GlobaLink Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GlobaLink Securities, Inc.'s management. My responsibility is to express an opinion on GlobaLink Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to GlobaLink Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of GlobaLink Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the GlobaLink Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as GlobaLink Securities, Inc.'s auditor since 2021.
Tarzana, California
March 19, 2024


Globalink Securities, Inc.
Statement of Financial Condition
December 31, 2023

Assets


Cash	$	1,930,484
Clearing brokers cash deposits		351,163
Securities		319,767
Accounts receivable		27,019
Settlement receivable		500,603
Commission receivable		382,588
Property and equipment net of $249,707 depreciation		28,096
Lease Asset		46,481
CRD deposit		5,526
Other assets – non allowable		28,824
Due from related party		1,972,547
Investment in affiliates		73,061
Security deposit		11,038
Total Assets		**$ 5,677,197**


Liabilities and Shareholders' Equity

Liabilities


Cash overdraft	$	2,879
Commissions payable		734,358
Litigation payable		15,000
Settlement payable		705,680
Accounts payable		26,046
Lease payable		46,481
Other payables		570
Total Liabilities		**1,531,014**


Shareholders' Equity


Common stock - ($10 par value, 10,000 shares authorized, issued and outstanding)	100,000
Paid-in Capital	2,861,277
Retained Earnings	1,184,906
Total Shareholders' Equity	**4,146,183**
Total Liabilities and Shareholders' Equity	**$ 5,677,197**


See Accompanying Notes to Financial Statements
-4-


Globalink Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2023

Revenues		
	Agency Commissions	$ 1,423,832
	Mutual Funds	1,225,215
	Variable Product Commission	3,530,005
	Interest	497,882
	Unrealized Gains	34,781
	Other	78,317
Total Revenues		$ 6,790,032
Cost of Sales		
	Clearing house expense	160,108
	Commission Expenses	4,993,139
Total Cost of Sales		$ 5,153,247
Gross Profit		$ 1,636,785
Operating Expenses		
	Advertising	62,788
	Auto Expenses	9,804
	Depreciation	17,497
	Regulatory Expense	47,433
	Insurance	54,810
	Internet	9,901
	Office Expense	73,117
	Postage and Delivery	1,965
	Professional Services	117,527
	Rent	136,009
	Settlement expense (net)	214,352
	Salaries	793,951
	Payroll taxes	57,753
	Telephone	7,434
	Travel and Entertainment	46,292
	Total Operating Expenses	$ 1,650,633
Loss Before Tax Provision		$ (13,848)
	State	$ 800
Net Loss		$ (14,648)

Globalink Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2023

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2022	10,000	$100,000	$2,861,277	$ 1,199,554	$4,160,831
Net Loss				(14,648)	(14,648)
Balance, December 31, 2023	10,000	$100,000	$2,861,277	$1,184,906	$ 4,146,183

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flow from Operating Activities

Net Loss	$ (14,648)
Depreciation expense	17,497
Unrealized Gain on Securities	($34,781)

Changes in operating assets and liabilities:

Accounts receivable	(9,614)
Settlement receivables	(500,603)
Commissions receivable	283,988
Other assets	69,243
Cash overdraft	2,879
Accounts payable	4,291
Litigation payable	(10,000)
Settlement payables	705,680
Commission payable	(114,229)
Net cash provided by operating activities	399,703

Cash Flow from Investing Activities	
Office Equipment	(10,356)
Net cash used in investing activities	(10,356)
Cash Flow from Financing Activities	
Due from related parties	138,736
Net cash provided by financing activities	138,736
Net Increase in Cash	528,083
Cash: Beginning of the Year	1,402,401
Cash: End of the Year	$1,930,484
Cash paid for taxes	$ 0
Cash paid for interest.	$ 0

See Accompanying Notes to Financial Statements

-7

Note 1 – Organization and Nature of Business

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:
- Broker or dealer retailing corporate equity securities over the counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Put and call broker or dealer or option writer
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition– The company is a full-service introducing broker dealer. Revenues are generated in the following ways:

1) Clients and brokers place trades (usually stocks, options, bonds, and mutual funds) online or from the company's back-office system which will go through to its clearing firm Wedbush Securities and Interactive Brokers. Wedbush Securities and Interactive Brokers pays the Company commissions on a monthly basis.
2) Brokers assist or help clients submit/purchase financial products (mutual funds, VAs, and VUL's) directly from issuing companies. The Company receives commissions from the issuing companies.
3) The Company receives monthly or quarterly income from 12B-1 fees, management fee rebates, and interest rebates through mutual fund and management companies.
4) The Company receives affiliation/compliance fees from registered persons on a monthly basis.

Note 2 -- Significant Accounting Policies (continued)

Related Party – The Company was owed $1,972,547 at December 31, 2023 from related parties. The Company owns 100% of investment advisory firm Globalink Wealth Management, LLC. A California based registered investment advisor. The Company owns 40% of Globalink Securities, Inc. These companies are being shown on the Balance Sheet under the equity method.

Revenue from Contracts with Customers

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Currently, the Company considers deferred taxes refundable or payable immaterial.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2020 to the present, generally for three years after they are filed.

Depreciation – The Company capitalizes all purchases over $1,000. Depreciation is calculated on the straight-line method over 5 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Property and equipment consist of the following at December 31, 2023:

Automobile	$ 12,000
Office equipment	135,731
Furniture and fixtures	130,072
Less: accumulated depreciation	(249,707)
Property and equipment, net	$ 28,096

Depreciation expense for the year ended December 31, 2023 was $17,497.

Globalink Securities, Inc.
Notes to Financial Statements
December 31, 2023

Note 3-Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

Fair Value Measurements on a Recurring Basis
As of December 31, 2023

Assets	Level 1	Level 2	Level 3
Bonds and Securities	$ 319,767	$ 0	$ 0
Total	$ 319,767	$ 0	$ 0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2023, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$382,588	$734,358

Note 5 – Operating Leases

The Company has an operating lease in Pasadena, California for 39 months beginning February 2021. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2024	$ 46,481

Rent expense for year ended December 31, 2023 was $136,009. The Company recognizes and records its operating lease in accordance with FASB ASC 842, *Lease Accounting Standard*. Under that guidance the Company records the future operating leases at its net present value of $17,169 on the balance sheet December 31, 2023, reflected by both an asset, called a Right of Use Asset, and a liability called a Right of Use Liability.

The company is still in the process of negotiating an extension of its current lease which has not been finalized yet.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 - Legal Expense
The Company maintains a $15,000 litigation payable account for an employment lawsuit filed against the Company The case has been settled for $15,000 but is awaiting court approval. There is no reason to believe this will not happen. In 2023 FINRA conducted an investigation of the Company charging of commissions for its foreign investor clients regarding fixed-income trading activities. The investigation was completed in February 2024. In February 2024 FINRA recommended the following restitution, interest, and a fine totaling $700,000. Approximately $500,000 of this amount will be reimbursed by its brokers. The Company's counsel plans to fight the penalty and restitution and feels the amount may be less than the recorded amounts.

Note 8-Retirement Plan
The Company has sponsored a simple IRA retirement plan with the Company matching provisions covering all of its employees. The Company contributed $23,477 to a simple IRA account for qualified employees in 2023. The Company's contribution is included in Salaries on the Statement of Operations.

Note 9 – Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2023, the Company had net capital of $1,323,034 which was $1,224,065 in excess of its required net capital requirement of $ 98,969. The Company's aggregate indebtedness of $1,484,533 to net capital is 1.12 to 1.

Note 10 – Provision for Income Taxes

The Company files its Federal and state tax returns on the cash basis.
The tax provision at December 31, 2023 consists of the following:

Federal	$	0
California		800
Total Income Tax Provision	$	800

Note 11 – Deposit – Clearing Organization

The Company has an agreement with its clearing brokers which states a minimum deposit.

Note 12 – Off Balance Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

Note 13 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 14 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through March 19, 2024, the date the financial statements were available to be issued and has determined except for the adjustments in note 7 that no other adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Globalink Securities, Inc.
Schedule I -- Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2023

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 4,146,183
+	
Nonallowable assets - page 14	(2,794,798)
Security Position Haircuts	(28,351)
Net Capital	$ 1,323,034
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 98,969
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 98,969
Excess Capital	$ 1,224,065
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 1,169,933
Computation of Aggregate Indebtedness	
Total liabilities	$ 1,484,533
Percentage of aggregate indebtedness to net capital	1.12 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 2,006,004
Adjustment – Accrual of settlement payable	(682,970)
Net capital audited	$ 1,323,034

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Non-Allowable Assets
December 31, 2023

Nonallowable Assets

	$
Property and equipment (less dep.)	$ 28,096
Rent deposit	11,038
(1) Petty Cash	1,376
NASD CRD Deposit	5,526
Accounts Receivable	27,019
Settlement Receivables	500,603
Subscription Receivable	63,216
Commission Receivable	38,944
Globalink Insurance Services	9,556
Globalink Wealth Management	63,505
Key Person Insurance cash value	28,887
Prepaid Assets	127,032
Loans to Employees	1,890,000
Total non-allowable assets	$ 2,794,798

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2023

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

The Company has no reserve deposit obligations under SEC Rule 15c3-3 because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Globalink Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2023

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

The Company has no possession or control obligations under SEC Rule 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

GlobaLink Securities, Inc.
3452 E. Foothill Blvd., Site 1040
Pasadena, CA 91107

Exemption Report

3/19/2024

Brian W. Anson, CPA
18455 Burbank Blvd., Suite 404
Tarzana, CA 91356

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Anson:

Globalink Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states thefollowing:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) broker or dealer retailing corporate securities; (2) broker or dealer retailing corporate debt securities; (3) Underwriting or selling group participation on a best efforts basis; (4) Mutual fund retailer on an application basis (5) U. S Government Securities as a broker or dealer; (6) Municipal securities as a broker or dealer; (7) broker or dealer selling variable life insurance or annuities; (8) put and call broker or dealer or option writer; (9) non-exchange member arranging for transactions in listed securities by exchange member; (10) private placements of securities; and/or (11) solicitor of time deposits in a financial institution (Certificates of Deposit) and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are

payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Globalink Securities, Inc.

By: _____

Name: Michael Junhua Liao
Title: President/CEO

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
GlobaLink Securities, Inc.
Pasadena, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) GlobaLink Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which GlobaLink Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) GlobaLink Securities, Inc., stated that GlobaLink Securities, Inc., met the identified exemption provisions throughout the most recent year without exception and (3) GlobaLink Securities, Inc. stated that GlobaLink Securities, Inc.is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) proprietary trading and/or (2) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not the Company and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ended December 31, 2023 without exception. GlobaLink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about GlobaLink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects.



Brian W. Anson
Certified Public Accountant
Tarzana, California
March 19, 2024

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of GlobaLink Securities, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. The management of GlobaLink Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement. This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
March 19, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
GLOBALINK SECURITIES INC	8-44509

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 6,790,033.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 6,790,033.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,802,620.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 154,929.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 34,780.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 132,116.00		
c	Enter the greater of line 5a or 5b		$ 132,116.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 2,124,445.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 4,665,588.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 6,998.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed _2023_ SIPC-7 or 7A	$ 7,144.00	
11 a	Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s)	$ 0.00	
b	Overpayment(s) applied on all _2023_ SIPC-7 and 7A(s)	$ 0.00	
c	Any other overpayments applied	$ 0.00	
d	All payments applied for _2023_ SIPC-6 and 6A(s)	$ 2,745.00	
e	All payments applied for _2023_ SIPC-7 and 7A(s)	$ 4,399.00	
f	Add lines 11a through 11e	$ 7,144.00	
12	**LESSER** of line 10 or 11f.		$ 7,144.00
13 a	Amount from line 8	$ 6,998.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 7,144.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		($ 146.00)
14	Interest (see instructions) for _14_ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 0.00
16	Overpayment/credit carried forward (if applicable)		($ 146.00)

SEC No. 8-44509	*Designated Examining Authority* DEA: FINRA	*FYE* 2023	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	GLOBALINK SECURITIES INC 3452 EAST FOOTHILL BLVD STE 1040 PASADENA, CA 91107		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

GLOBALINK SECURITIES INC	JUNHUA LIAO
(Name of SIPC Member)	(Authorized Signatory)
3/15/2024	michael.liao@globalinkusa.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.